FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number 001-12970

GOLDCORP INC.
(Translation of registrant’s name into English)

Suite 3400 - 666 Burrard Street Vancouver, British Columbia, Canada V6C 2X8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: October 3, 2007	By: /s/ Anna M. Tudela Anna M. Tudela Corporate Secretary and Director, Regulatory Compliance

Description of Exhibit

Exhibit	Description of Exhibit
1	Material Change Report dated April 23, 2007
2	Material Change Report dated April 26, 2007

EXHIBIT 1

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Goldcorp Inc. (“Goldcorp”)

Park Place, Suite 3400, 666 Burrard Street

Vancouver, British Columbia V6C 2X8

2.	Date of Material Change

April 11, 2007

3.	News Release

A news release with respect to the material change referred to in this report was issued through CCN Matthews on April 11, 2007 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

Goldcorp announced the holding of an Investor Day on April 12th to present information on the gold mining activities and development projects that form the basis of its peer-leading growth profile over the next five years. Such announcement included updates with respect to Goldcorp’s various mineral properties as well as Goldcorp’s first quarter gold production results of 557,900 ounces, further details of which are set forth below.

5.	Full Description of Material Change

Goldcorp announced the holding of an Investor Day on April 12th to present information on the gold mining activities and development projects that form the basis of its peer-leading growth profile over the next five years. A $120 million exploration program concentrating on organic growth opportunities throughout Goldcorp’s asset portfolio is yielding strong preliminary results. The Investor Day presentation was webcast and all presentation slides are posted to Goldcorp’s website at www.goldcorp.com.

Red Lake

At the Red Lake Gold Mines in Ontario, Canada, discussion will focus on underground development, recent drilling results and expansion progress that is expected to drive annual gold production growth from the current forecast of 790,000 ounces in 2007 to one million ounces by 2011. Sinking of the No. 3 shaft has been completed and full shaft operation remains on schedule for completion by the end of 2007. A $26 million exploration budget continues to focus on five key areas: the deep high grade and sulfide zones, deep Campbell zone, the under-explored party wall that formerly separated Campbell and Red Lake, and surface targets for a potential large open pit concept. As expected, work in each of these areas is yielding positive results. Illustrations of these concepts and complete drill hole data sets are available at www.goldcorp.com.

Porcupine Joint Venture

Drill results have also been made available on the Goldcorp website for the 51% owned Porcupine Joint Venture in Ontario, Canada. Extension drilling at depth at the Hoyle Pond underground mine continues to define and discover high grade reserves. Over $4 million will be invested in 2007 on over 71,000 meters of drilling to identify new growth opportunities at Hoyle Pond.

Also at the Porcupine Joint Venture, closure plans for the Hollinger and McIntyre Mines were recently accepted by the Ministry of Northern Development & Mines. A major component of this closure plan is the established practice of restricting access to known mine hazards with the current system of fences. Although not the focus of this initial closure plan, one long-term option being evaluated by the Porcupine Joint Venture is to remove many of the known surface hazards and subsidence areas through the potential mining of remnant gold mineralization as part of an open pit mining operation.

Drilling is continuing on the Hollinger Project with over 50,000 meters of additional drilling planned for 2007. Preliminary Hollinger and McIntyre data compilation completed in 2006 has allowed the PJV to report an indicated gold resource of 2.14 million ounces and a further 2.24 million ounces in the inferred resource category. This information provided the basis for moving this project from concept to pre-feasibility.

Musselwhite Joint Venture

At the 68% owned Musselwhite mine in Ontario, recent drilling at PQ Deeps has demonstrated potential for significant growth in gold reserves. This mine will continue to benefit from recent investments in plant upgrades and new equipment to maximize the potential for reserve additions at the mine.

Marlin

Production at Marlin mine is meeting expectations, with mill throughput consistently reaching design capacity of 5,000 tonnes per day, including 1,000 tonnes per day from underground operations. Material feed issues that impacted last year’s production have been resolved, and development of the West Marlin zone is advancing.

Éléonore

In advance of the Investor Day, the entire drill hole database to date for Éléonore has been posted on www.goldcorp.com. The following table includes select drillhole intercepts from the recent in-fill drilling program:

Hole-ID	Zone	From (m)	To (m)	Grade Au (g/t)	Down-hole Thickness (m)
ELE-06-250	Roberto	61.00	65.66	64.48	4.66
ELE-06-345	Roberto	218.56	229.17	61.78	10.61
ELE-06-183	Roberto	260.00	267.00	27.27	7.00
ELE-06-265	Roberto	114.20	118.42	26.95	4.22
ELE-06-298	Roberto	163.00	170.90	26.13	7.90
ELE-06-228	Roberto East	78.00	81.00	24.75	3.00
ELE-06-317	Roberto	581.00	584.00	24.58	3.00
ELE-06-342	Roberto	193.10	197.40	24.52	4.30
ELE-06-209	Roberto	30.83	35.37	24.25	4.54
ELE-06-211	Roberto Mid	25.00	29.00	23.56	4.00
ELE-06-297	Roberto	118.00	139.00	23.02	21.00
ELE-06-162	Roberto East	51.75	55.00	22.06	3.25
ELE-06-267	Roberto	202.93	211.83	21.12	8.90
ELE-06-186	Roberto	93.83	110.25	19.89	16.42

The initial resource estimate for Éléonore is expected during the second quarter. Based on preliminary analysis of the results, Goldcorp expects an initial resource at Éléonore in the range of 2 million to 3 million ounces of gold. The deposit remains open at depth and along strike.

Peñasquito

Management will provide an update on construction activities at Peñasquito and progress toward a new reserve calculation is expected in the second quarter. Also included will be discussion of potential throughput enhancements, conveyor haulage possibilities, studies to upgrade the concentrates, commencement of the decline for a bulk sample, and the timeline for mining equipment delivery. Initial exploration activities at some of the compelling regional targets such as Nochebuena, Los Lobos and Saltillito will also be discussed.

First Quarter Production Results

Goldcorp also announced gold production in the first quarter of 2007 totaling 557,900. Strong performance at Red Lake, Marlin and El Sauzal partially offset decreases at Los Filos mine and Marigold mine in Nevada. As previously announced, a roadblock that had obstructed access at Los Filos mine has been resolved. Mine commissioning activities have resumed, and management will provide a revised update on Los Filos gold production for 2007, expected to total approximately 135,000 ounces for the year. Goldcorp will provide updated production guidance in conjunction with its first quarter earnings release scheduled for May 11, 2007.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2006, available on SEDAR at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

6.	Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Charles Jeannes, Executive Vice, Corporate Development of Goldcorp at (604) 696-3000.

9.	Date of Report

April 23, 2007.

EXHIBIT 2

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Goldcorp Inc. (“Goldcorp”)

Park Place, Suite 3400, 666 Burrard Street

Vancouver, British Columbia V6C 2X8

2.	Date of Material Change

April 16, 2007

3.	News Release

A news release with respect to the material change referred to in this report was issued through CCN Matthews on April 16, 2007 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

Goldcorp announced that it has executed a binding term sheet to sell 25% of the life-of-mine silver produced from its Peñasquito project to Silver Wheaton Corp. (“Silver Wheaton”). Under the terms of the agreement, Silver Wheaton will pay Goldcorp US$485 million in cash upon closing of the transaction in exchange for 25% of the silver production. In addition, the term sheet requires Silver Wheaton to pay an ongoing per-ounce operating cost payment equal to the lesser of US$3.90 (subject to annual inflationary adjustments) and the prevailing market price per ounce of silver delivered under the contract.

5.	Full Description of Material Change

Goldcorp announced that it has executed a binding term sheet to sell 25% of the life-of-mine silver produced from its Peñasquito project to Silver Wheaton. Under the terms of the agreement, Silver Wheaton will pay Goldcorp US$485 million in cash upon closing of the transaction in exchange for 25% of the silver production. In addition, the term sheet requires Silver Wheaton to pay an ongoing per-ounce operating cost payment equal to the lesser of US$3.90 (subject to annual inflationary adjustments) and the prevailing market price per ounce of silver delivered under the contract.

As a result of this transaction, Silver Wheaton has extended Goldcorp’s right to maintain its prorate interest in Silver Wheaton to December 31, 2009. Goldcorp currently owns 49% of the issued and outstanding shares in Silver Wheaton. Silver Wheaton will retain a right of first refusal on any further sales of silver streams from Peñasquito for the life of the mine as long as Goldcorp maintains at least a 20% interest in Silver Wheaton. Goldcorp expects to update metals reserves and resources at Peñasquito in June 2007.

Closing of the transaction is subject to execution of definitive agreements containing customary representations, warranties and covenants by both parties, as well as receipt of all regulatory approvals and third-party consents, including acceptance by the Toronto Stock Exchange. The transaction is expected to close by May 31, 2007.

CIBC World Markets acted as financial advisor to Goldcorp and provided a fairness opinion to Goldcorp’s Board of Directors in connection with this transaction.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2006, available on SEDAR at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

6.	Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Charles Jeannes, Executive Vice, Corporate Development of Goldcorp at (604) 696-3000.

9.	Date of Report

April 26, 2007.